CHENIERE CORPUS CHRISTI HOLDINGS, LLC

700 Milam Street, Suite 1900

Houston, Texas 77002

April 6, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE, Mail Stop 4628

Washington, D.C. 20549

Attention: Ms. Mara L. Ransom, Assistant Director

Re:	Registration Statement on Form S-4 (No. 333-215435) of Cheniere Corpus Christi Holdings, LLC

Ladies and Gentlemen:

On behalf of Cheniere Corpus Christi Holdings, LLC (the “Company”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:00 p.m., Washington, D.C. time, on April 10, 2017, or as soon thereafter as practicable.

[Signature page follows]

Very truly yours,

CHENIERE CORPUS CHRISTI HOLDINGS, LLC

By:	/s/ Michael J. Wortley
Name: Michael J. Wortley
Title: President and Chief Financial Officer